

SE 16022230

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SEC Mail Processing Section
JUL 25 2016
Washington DC
410

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-72058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2015 (MM/DD/YY) AND ENDING May 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buell Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Glastonbury Boulevard
(No. and Street)

Glastonbury	CT	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS D. BERRIS 860-657-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris D. Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp, as of May 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President

Title

Vicki Kupec

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson, Jr., C.P.A.
15565 Northland Drive, Suite 508 W
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Buell Securities
200 Glastonbury Road
Suite 102
Glastonbury CT 06033-4418

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Buell Securities as of May 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Buell Securities management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities as of May 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Buell Securities financial statements. Supplemental Information is the responsibility of Buell Securities management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form

and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
July 15, 2016

CONFIDENTIAL

We present the following report as of May 31, 2016:

Exhibit A -	Statement of Financial Condition as of May 31, 2016
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 as of May 31, 2016.
Schedule 1 -	Reconciliation of the Computation of Net Capital and Reconciliation of the Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 as of May 31, 2016.
Schedule 2 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 as of May 31, 2016.

EXHIBIT A

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2016

ASSETS

Current Assets:		
Cash and cash equivalents	$ 135,711	
Prepaid expenses	-	
Other Assets	57,982	
Total Current Assets		$ 193,693
Property and Equipment (net of accumulated depreciation		-
TOTAL ASSETS		$ 193,693

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities:		
Commissions payable	$ 61,477	
Accounts payable and accrued expenses	7,806	
Total Liabilities		$ 69,283
Stockholders' Equity:		
Common Stock	110,700	
Capital in excess of par	16,686	
Accumulated Deficit	(2,976)	
Total Stockholders' Equity		124,410
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 193,693

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
NOTE TO FINANCIAL STATEMENTS
MAY 31, 2016

Note 1 - Organization and Business Description:

Buell Securities Corp. (the "Company") operates a broker-dealer business from one location in Glastonbury, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Securities Investor Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by two shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Note 2 - Significant Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Expenses are recorded as incurred.

Revenues consist of commissions on transactions in exchange listed equity securities, commission on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and fees.

B. Depreciation:

The Company provides for depreciation utilizing accelerated methods. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

The Company is a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial.

For the year ended May 31, 2016 and 2015 income tax expense was a follows:

	2015	2016
Federal	$ -	$ -
State	$94.33	$365.00
Total	$94.33	$365.00

Note 2 - Significant Accounting Policies (Continued):

C. Income Taxes (Continued):

In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained. Based on evaluation, if it were more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interests be incurred, the Company's policy would be to recognize them as operating expenses. No interest or penalties have been accrued or charged to expense for the year-ending May 31, 2016 and 2015. The Company's federal and state income tax returns are subjected to examination by taxing authorities for a period of three years from the date they are filed.

D. Common Stock:

The Company has 4,650 shares authorized common stock with a par value of $100 as of May 31, 2016. At May 31, 2016 and 2015, 1,107 shares were issued and outstanding respectively.

E. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2016
(Continued)

Note 3 - Receivables From Broker-Dealers and Clearing Organization:

The Company clears security transactions through the Pershing Division ("Pershing"), whereby Pershing carries the cash accounts of the customers of the Company on a fully disclosed basis. Under terms of this agreement, Pershing executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

Receivables and related securities held at Pershing that are included in cash and cash equivalents were

Under this agreement, the Company is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate. The Company receives commissions and principal trading gains on a monthly basis.

Note 4 - Property and Equipment:

Property and equipment are stated at cost and consists of the following:

	May 31,	
	2016	2015
Furniture and equipment	$97,166	$97,166
Less: Accumulated Depreciation	97,166	97,166
Cost Less Depreciation	-	-

There was no depreciation expense for the year ended May 31, 2016 and 2015.

Note 5 - Aggregate Indebtedness and Net Capital:

Broker-dealers are subject to the Securities and Exchange Commission Customer Protection Rule (Rule 15C3-3), which requires the maintenance of a special reserve bank account for the exclusive benefit of customers. However, the Company is exempt from Rule 15C3-3 under exemption provision Section (k)(2)(ii).

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Act of 1934. Under Rule 15C3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness of $50,000. The Company would be precluded from the distribution of equity capital in net capital were less than 10% of such indebtedness.

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2016
(Continued)

Note 5 - Aggregate Indebtedness and Net Capital (continued):

The company had net capital of $ 114,153, which was $64,153 in excess of the minimum requirement as of May 31, 2016 and net capital of $85,965 which was $35,965 in excess of the minimum requirement as of May 31, 2015.

Note 6 - Rent Expense:

In September 2005, the Company negotiated a lease for 4,531 square feet of office space located in Glastonbury, Connecticut. The original lease term was from December 22, 2005 through May 31, 2011 and obligated the Company to pay pro rata share of operating expenses. In August 2010, the Company negotiated to extend the lease term to October 31, 2016. In April 2016, the Company negotiated to extend the lease term to October 31, 2017. Total rent expense for the years ended May 31, 2016 and 2015 for the facilities was $120,583.37 and $118,812.97, respectively.

As of May 31, 2016, the future, minimum lease payments were as follows:

For the Year Ended	
May 31, 2017	117,805.90
May 31, 2018	49,557.80
	$167,363.70

Note 7 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees. The Company also maintains a Section 125 Cafeteria Plan for the benefit of its electing employees.

Note 8 - Advertising Costs:

The Company did not have any advertising costs for the year ended May 31, 2016 and 2015.

Note 9 - Scheduled Events:

The Company did not have any other subsequent events through July 15, 2016, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended May 31, 2016.

SCHEDULE 1

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC
NET CAPITAL REQUIREMENT AND COMPUTATION OF
AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
MAY 31, 2015

Computation of Net Capital

Stockholders' Equity, per Exhibit A		$ 104,741
Less: Nonallowable assets & other deductions:		
Other Assets	7,834	
Prepaid Expenses	8,725	
Accounts Receivable - Other	0	(16,559)
Other Charges		
Haircuts	2,218	
Undue Concentration	0	(2,218)
Net allowable capital		85,965

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	5,212
Minimum dollar net capital requirement of reporting broker or dealer	50,000
Net Capital Requirement	50,000
Excess Net Capital	$ 35,965

Computation of Aggregate Indebtedness:

Total Aggregate Indebtedness	78,187
Percentage of Aggregate Indebtedness to Net Capital	90.95%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of May 31, 2015	$85,965
Adjustments:	
Change in Equity (Adjustments)	(0)
Change in Non-Allowable Assets	(0)
Change in Haircuts	(0)
Change in Undue Concentration	(0)
NCC per Audit	$85,965
Reconciled Difference	(0)

SCHEDULE 2

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15C3-3
MAY 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker dealer on a fully disclosed basis. The name of the clearing firm is Pershing LLC.

Statement of Changes in Liabilities Subordinated to the Claim of General Creditors

Balance of such claims at June 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at May 31, 2016	$ -

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

July 15, 2016

Board of Directors
Buell Securities Corporation
200 Glastonbury Road
Suite 102
Glastonbury CT 06033-4418

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Buell Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Buell Securities Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Buell Securities Corporation stated that Buell Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Buell Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Buell Securities Corporation compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Buell Securities Buell Securities Corporation
200 Glastonbury Road
Suite 102
Glastonbury CT 06033-4418

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Buell Securities Corporation (SIPC) for the period June 1, 2015 to May 31, 2016, which were agreed to by Buell Securities Corporation. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Buell Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Buell Securities Corporation's management is responsible for Buell Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries; the amount paid is $1,602.00 by check # 11455 on the 7/16/2015.

2. Compared audited Total Revenue for the period of June 1, 2015 through the May 31, 2016 (financial year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Buell Securities Corporation had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

July 15, 2016



BUELL SECURITIES CORP.
200 GLASTONBURY BOULEVARD, SUITE 102, GLASTONBURY, CT 06033
TEL 860 • 657 • 1700 800 • 272 • 2468
FAX 860 • 657 • 1721
Established in 1921

July 15, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE May 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Buell Securities Corp has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of June 1, 2015 through May 31, 2016 Buell Securities Corp did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly traded REITS, and MLP'S). Buell Securities Corp's past business has been of similar nature and has complied to this exemption since its inception, 1921.

Chris D. Berris, the president of Buell Securities Corp has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review May 31, 2016.

James T. Cullen has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Buell Securities Corp's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (860) 657-1700.

Very truly yours,
Buell Securities Corporation

Chris D. Berris
CEO/President